Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synopsys, Inc.:

We consent to the use of our report dated December 16, 2010, with respect to the consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of October 30, 2010 and October 31, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 30, 2010, and the effectiveness of internal control over financial reporting as of October 30, 2010, incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the Company’s method of accounting for business combinations in fiscal 2010 and for uncertainty in income taxes in fiscal 2008.

/s/ KPMG LLP

Mountain View, California

May 27, 2011